

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2024

Sheldon Bruha
Chief Financial Officer
Millicom International Cellular S.A.
2, Rue du Fort Bourbon
L-1249 Luxembourg
Grand Duchy of Luxembourg

> **Re: Millicom International Cellular S.A.**
> **Form 20-F for the fiscal year ended December 31, 2022**
> **File No. 001-38763**

Dear Sheldon Bruha:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Savadore Escalon